Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Santa Fe Gold Corp.:

We consent to the incorporation by reference in the Form 10-12g of Santa Fe Gold Corp. as to our report dated June 13, 2022, with respect to the consolidated Balance Sheets of Santa Fe Gold Corp. as of June 30, 2021, 2020 (restated) and 2019 (restated) and the related consolidated Statements of Operations, Statement of Shareholders’ Deficit and Statement of Cash Flows for the periods then ended. Our report dated June 13, 2022, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the 2020 and 2019 consolidated financial statements have been restated to correct a misstatement.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

TAAD LLP.

Diamond Bar, California

June 13, 2022